SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29975; File No. 812-13882]

Kohlberg Capital Corporation; Notice of Application

March 5, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 12(d)(3) of the Act.

Applicant: Kohlberg Capital Corporation (the "Company").

Summary of Application: Applicant requests an order ("Order") of the Commission pursuant to section 6(c) of the Act granting an exemption from the provisions of section 12(d)(3) of the Act, to the extent necessary, in order to permit the Company and its wholly-owned holding companies Katonah Management Holdings LLC ("Katonah Management") and Commodore Holdings, L.L.C. ("Commodore Holdings" and together with Katonah Management, the "Holding Companies") to continue to hold a greater than 50% equity interest in Katonah Debt Advisors, LLC ("KDA"), Trimaran Advisors, L.L.C. ("Trimaran" and together with KDA, the "Advisers"), and the Special Purpose Subsidiaries (as defined below), each of which is a direct or indirect wholly-owned portfolio company of the Company, when the Advisers and the Special Purpose Subsidiaries are required to register as investment advisers under the Investment Advisers Act of 1940, as amended ("Advisers Act").

Filing Dates: The application was filed on March 18, 2011, and amended on September 12, 2011, and March 1, 2012. Applicant has agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 26, 2012, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicant, 295 Madison Avenue, 6th Floor, New York, NY 10017.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Jennifer Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

    1. The Company, a Delaware corporation, is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company ("BDC") under section 54(a) the Act.[1] The Company's investment objective is to generate

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[1] Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act, makes available

current income and capital appreciation from investments made in senior secured term loans,

mezzanine debt and selected equity investments in privately-held middle market companies. The

Company originates and invests in senior secured term loans, mezzanine debt and selected equity

securities primarily in middle market companies. The Company was formed in 2006 for the

purpose of acquiring 100% of the equity interests in KDA, and raising capital in an initial public

offering ("Formation Transactions"). On February 29, 2012, the Company acquired 100% of the

equity interests in Trimaran, an unregistered investment adviser (the "Trimaran Transaction").[2]

Trimaran was acquired as a wholly-owned subsidiary of Commodore Holdings, which is a newly

formed wholly-owned subsidiary of the Company. The Company is and will continue to be an

internally managed BDC. In connection with the Formation Transactions, KDA became a

wholly-owned portfolio company of the Company. In connection with the Trimaran

Transaction, Trimaran became an indirect wholly-owned portfolio company of the Company.

The Company, the Advisers and the Special Purpose Subsidiaries are directly or indirectly

overseen by the Company's eight member board of directors ("Board"), of whom five are not

considered "interested persons" of the Company within the meaning of section 2(a)(19) of the

Act.

2.   The Advisers manage certain unregistered collateralized loan obligation funds that

invest in broadly syndicated loans, high yield bonds and other credit instruments ("CLO

Funds").[3] The Advisers and the Special Purpose Subsidiaries do not currently offer any other

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significant managerial assistance with respect to the issuers of such securities, and has elected to be subject to
sections 55 through 65 of the Act.

[2] The Advisers and the Special Purpose Subsidiaries currently rely on the exemption set forth in section 203(b)(3) of
the Advisers Act, which provides generally that an investment adviser with fewer than 15 clients is not required to
register under the Advisers Act. As discussed below, this exemption has been eliminated.

[3] The CLO Funds are not registered as "investment companies" under the Act in reliance on section 3(c)(1) or
3(c)(7) of the Act, which excepts certain funds from the definition of investment company.

investment advisory services or provide services to any other entities other than the CLO Funds. The Advisers receive contractual and recurring management fees and may also receive incentive fees from the CLO Funds for management and advisory services. The Company expects to receive dividends of earnings from the Advisers that are derived from recurring fee income and to generate capital appreciation from its investment in the asset management business of the Advisers. Alternatively, for internal structuring purposes, these fees may be paid to certain special purpose vehicles that are direct or indirect wholly-owned subsidiaries of the Company (each a "Special Purpose Subsidiary").[4] The revenue that the Advisers and the Special Purpose Subsidiaries generate through the fees they receive for managing the CLO Funds and after paying the expenses associated with its operations, including compensation of employees, may be distributed to the Company as dividends.[5]

3. The Company has made an election to be treated for tax purposes as a regulated investment company ("RIC"). The fee income received by the Advisers and the Special Purpose Subsidiaries in connection with the provision of services to the CLO Funds could impair the Company's RIC status if the Company earned such income directly. Therefore, in order for the Company to maintain its RIC status while continuing to receive this income, the Company believes that it is in the best interests of the Company and its shareholders for the Advisers and the Special Purpose Subsidiaries to continue to receive fees from the CLO Funds instead of the Company receiving such fees directly.

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[4] The Special Purpose Subsidiaries are currently wholly-owned subsidiaries of Katonah Management Company. In the future, Special Purpose Subsidiaries may be wholly-owned directly or indirectly by the Advisers, Katonah Management, Commodore Holdings, or another holding company wholly-owned by the Company. Currently, the Company's only subsidiaries are KDA, Trimaran, the Holding Companies, the Special Purpose Subsidiaries, and Kohlberg Capital Funding LLC I and KCAP Funding, two wholly-owned, special purpose financing subsidiaries.

[5] The Company has invested in the CLO Funds managed by the Advisers and the Special Purpose Subsidiaries and expects to invest in future CLO Funds to be managed by the Advisers and the Special Purpose Subsidiaries for which the Company expects to receive a current cash return.

4. The Private Fund Investment Advisers Registration Act of 2010 (the "2010 Act")[6] eliminated the exemption from investment advisor registration on which the Advisers and the Special Purpose Subsidiaries have relied, and they will be required to register with the Commission as investment advisers under the Advisers Act.[7] The Company states that if relief is not granted, the Company will likely be forced to decide between losing its RIC status, terminating its relationship with the Advisers and the Special Purpose Subsidiaries, or limiting the dollar amount of assets that the Adviser and the Special Purpose Subsidiaries manage in order to avoid them having to register as investment advisers with the Commission.

Applicant's Legal Analysis:

1. Section 12(d)(3) of the Act makes it unlawful for any registered investment company and any company controlled by such registered investment company,[8] to purchase or otherwise acquire any security issued by or any other interest in certain securities-related businesses, including the business of any person who is an investment adviser registered under the Advisers Act, unless (a) such person is a corporation all the outstanding securities of which are owned by one or more registered investment companies; and (b) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities. Section 60 of the Act

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[6] Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

[7] None of the Advisers or Special Purpose Subsidiaries is expected to qualify for an exemption from registration under the rules the Commission recently adopted. *See* Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. IA-3222 (Jun. 22, 2011). The Company intends to register KDA and the Special Purpose Subsidiaries on a single application for registration. *See* Commission staff letter issued January 18, 2012, to the American Bar Association Business Law Section, Subcommittee on Hedge Funds ("2012 ABA Letter"). Trimaran intends to register separately as an investment adviser. The Company will not own any security or other interest in any investment adviser that will not be registered under the Advisers Act.

[8] The Holding Companies are wholly-owned by the Company, and therefore are subject to section 12(d)(3).

provides that section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

2. Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person, security, or transaction from any provision of the Act or any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3. It is not expected that the Advisers or the Special Purpose Subsidiaries would also be broker-dealers that are primarily engaged in the business of underwriting and distributing securities issued by other persons. The ownership of the Advisers and the Special Purpose Subsidiaries, at such point as it becomes necessary for them to register as investment advisers, could thus cause the Company (and the Holding Companies) to be in violation of section 12(d)(3) of the Act.[9]

4. The Company requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of section 12(d)(3) of the Act, to the extent necessary to permit the Company (and the Holding Companies) to continue to hold a greater than 50% equity interest in the Advisers and the Special Purpose Subsidiaries, when the Advisers and the Special Purpose Subsidiaries are required to register as investment advisers under the Advisers Act.

5. The Company states that section 12(d)(3) was intended to safeguard investment companies from (a) entrepreneurial risks of securities related businesses, and (b) conflicts of interest and reciprocal practices between investment companies and securities related businesses.

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[9] Rule 12d3-1 under the Act provides certain limited relief from the restrictions of section 12(d)(3). Since the Company expects that a significant portion of the Advisers and the Special Purpose Subsidiaries' gross revenues will be derived from "securities related activities" as defined in rule 12d3-1, and since the Company owns all of the outstanding securities of the Advisers and the Special Purpose Subsidiaries, rule 12d3-1 does not appear to be available.

6.   The Company does not believe a greater than 50% ownership of the Advisers or the ownership of the Special Purpose Subsidiaries presents the potential for the type of abuse intended to be eliminated by section 12(d)(3) of the Act. The Company's and Holding Companies' ownership and control of the Advisers and the Special Purpose Subsidiaries does not raise the concerns regarding entrepreneurial risks and conflicts of interests and reciprocal practices. The Company notes that the form of organization of most securities related businesses has changed since the time section 12(d)(3) was enacted, from privately held general partnerships to corporate forms that are characterized by limited liability. The Company's ownership of the Advisers and the Special Purpose Subsidiaries does not expose its shareholders to unlimited liability because the Advisers and the Special Purpose Subsidiaries are each organized as a separate entity and are structured as limited liability companies, not partnerships.

7.   Applicant also asserts that the Company's and Holding Companies' ownership and control of the Advisers and the Special Purpose Subsidiaries do not present potential conflicts of interest and reciprocal practices. The Company owns 100% of the equity interests in the Advisers and the Special Purpose Subsidiaries and, as a result, exercises total control over the strategic direction of the Advisers and the Special Purpose Subsidiaries, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices. The investment focus of the CLO Funds and the Company are distinct and generally do not overlap.[10] Furthermore, the CLO Funds do not hold securities

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[10] In the unusual circumstance where the Company and the CLO Funds invest in the same security, the policies and procedures of the Company and the Advisers and the Special Purpose Subsidiaries govern the allocation of investment opportunities. These policies provide that investment opportunities are allocated according to "optimum investment amounts" for the Company and the CLO Funds based on criteria such as investment objectives, diversification cash flow, liquidity requirements and asset allocation targets specific to each CLO Fund. If the total investment is unavailable, the allocation available is generally allocated among investing entities pro rata based on the optimum investment amount. The Company, the Advisers and Special Purpose Subsidiaries have also adopted other policies and procedures to address potential conflicts, including but not limited to, allocation of expenses, personal securities trading, insider trading and confidentiality of proprietary information.

of the Advisers or Special Purpose Subsidiaries or the Company, and the Advisers and the

Special Purpose Subsidiaries do not serve as investment adviser, underwriter or promoter to the

Company.

8.   No advisory personnel employed by the Company or any of its investment adviser

subsidiaries are involved in any advisory businesses or activities outside of the Company's

ownership and control, except for certain principals of Trimaran (the "Trimaran Principals").

These principals serve as employees of Trimaran, serve as directors of the Company, and are

also the principals and sole owners of a registered investment adviser that is not an affiliated

person (as defined in section 2(a)(3) of the Act) of the Company (together with any adviser that

is a "relying adviser" (as that term is used in the 2012 ABA Letter) of such registered investment

adviser, the "Unaffiliated Adviser"). No new investments are currently being recommended to

the Unaffiliated Adviser's clients. Furthermore, the investment strategies of the CLO Funds and

the Unaffiliated Adviser's clients (the "Unaffiliated Adviser Clients")[11] do not overlap. The

Company, the Advisers, the Special Purpose Subsidiaries, and the CLO Funds shall not invest in

the same securities or investments as the Unaffiliated Adviser or the Unaffiliated Adviser

Clients.

9.   The Company asserts that allowing the Company and Holding Companies to own the

Advisers and the Special Purpose Subsidiaries after they have registered as advisers under the

Advisers Act is not only consistent with the protection of investors, but it benefits the Company

and its shareholders by ultimately increasing its gross revenues and net income. The Company's

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[11] The term "Unaffiliated Adviser Clients" includes the current clients of the Unaffiliated Adviser and any future advisory clients of the Unaffiliated Adviser so long as any Trimaran Principal is employed by, or on the Board of, the Company or any investment adviser owned by the Company.

Board found that the continued investment by the Company in the Advisers and Special Purpose Subsidiaries, is in the best interests of the Company and its shareholders. Moreover, if the requested relief is not granted, the Company, and, thus, the Company's shareholders, will likely suffer the harm of either losing some or all of the benefit of the income from owning the Advisers and Special Purpose Subsidiary business or potentially losing the benefit of the Company's RIC status.

10. For the foregoing reasons, the Company believes that permitting the Company and the Holding Companies to continue to hold a greater than 50% equity interest of each Adviser and to hold each Special Purpose Subsidiary after their registration as an investment adviser under the Advisers Act is in the best interests of the Company and its shareholders, appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicant's Conditions:

The Company agrees that the order granting the requested relief will be subject to the following conditions:

1. The Company will not dispose of its interests in an Adviser if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting interests or economic interests in that Adviser unless the Company disposes of 100% of its interests in such Adviser.

2. The Board will review at least annually the investment management business of the Company, the Advisers and the Special Purpose Subsidiaries in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of the Advisers and the Special Purpose Subsidiaries and, if appropriate, will approve (by at least a majority of the directors of the Company who are not "interested persons" of the Company as defined by the Act) at least annually, such continuation.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary